UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20160014

DIVISION OF
CORPORATION FINANCE

December 14, 2016

Dee Ann Dorsey
Hunton & Williams LLP
ddorsey@hunton.com

Re: DTE Energy Company
Incoming letter dated November 30, 2016

Dear Ms. Dorsey:

This is in response to your letter dated November 30, 2016 concerning the shareholder proposal submitted to DTE by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

December 14, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: DTE Energy Company
Incoming letter dated November 30, 2016

The proposal relates to the chairman of the board.

There appears to be some basis for your view that DTE may exclude the proposal under rule 14a-8(h)(3). We note your representation that DTE included the proponent's proposal in its proxy statement for its 2015 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if DTE omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

HUNTON & WILLIAMS LLP
200 PARK AVENUE
NEW YORK, NY 10166-0005

TEL 212 • 309 • 1000
FAX 212 • 309 • 1100

DEE ANN DORSEY
DIRECT DIAL: 212 • 309 • 1174
EMAIL: ddorsey@hunton.com

FILE NO: 55788.000041

November 30, 2016

Via E-mail (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: DTE Energy Company
Shareholder Proposal Submitted by John Cheveddcn, dated November 13, 2016
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, DTE Energy Company (the "Company"), to inform you that the Company intends to omit from its proxy statement and form of proxy (the "2017 Proxy Materials") for its 2017 annual meeting of shareholders (the "2017 Annual Meeting") a shareholder proposal from John Chevedden (the "Proponent"), attached as Exhibit A (the "2017 Proposal"), pursuant to Rule 14a-8(h)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the 2017 Proposal may properly be omitted from the 2017 Proxy Materials.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), we are emailing this letter and the exhibits hereto to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are submitting this letter not less than 80 calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission and have concurrently sent the Proponent a copy of this correspondence.

Analysis

Under Rule 14a-8(h)(i), a proponent of a shareholder proposal must attend the shareholders' meeting to present the proposal or, alternatively, must send a representative who is qualified under state law to present the proposal on the proponent's behalf. Rule 14a-8(h)(3) provides that if a proponent or his or her qualified representative fails to appear and present a proposal, without good cause, a company will be permitted to exclude all of said proponent's proposals from its proxy materials for any meetings held in the following two calendar years.

The Proponent had previously submitted a proposal (the "2015 Proposal") for inclusion in the Company's proxy materials (the "2015 Proxy Materials") for its 2015 annual meeting of shareholders (the "2015 Annual Meeting"). The 2015 Proposal was included in the 2015 Proxy Materials, the relevant portion of which is attached hereto as Exhibit B.

On May 6, 2015, the Proponent sent a letter to Timothy Kraepel, Director-Legal (Securities, Finance & Governance) of the Company, attached hereto as Exhibit C, notifying the Company that the Proponent would be represented by Ms. Mia Cheney (the "Representative") to present the 2015 Proposal at the 2015 Annual Meeting. Mr. Kraepel responded promptly the same day by email acknowledging the Representative. A copy of such response is attached hereto as Exhibit D.

Mr. Kraepel and several other Company representatives registered annual meeting attendees at a prominently-signed Company registration booth outside the 2015 Annual Meeting room. Neither the Proponent nor the Representative, nor any qualified representative of the Proponent, registered at the 2015 Annual Meeting to present the 2015 Proposal. Further, the minutes of the 2015 Annual Meeting reflect that Gerard Anderson, Chairman of the 2015 Annual Meeting, requested that the Proponent or a qualified representative present the 2015 Proposal. The record reflects that, although being given the time and opportunity to present such proposal, neither the Proponent nor a qualified representative responded as being in attendance at the 2015 Annual Meeting. Despite such failure to attend and present, the Company allowed a shareholder vote to be calculated on the 2015 Proposal for the convenience of shareholders.

On May 8, 2015, Mr. Kraepel sent an email to the Proponent, attached as Exhibit E, notifying him that his Representative failed to appear and present the 2015 Proposal. Mr. Kraepel received no response from the Proponent for such failure to attend the meeting and present the 2015 Proposal. To date, the Proponent has not provided any information to the Company as a reason why neither the Proponent nor the Representative appeared to present the 2015 Proposal. On May 12, 2015, the Company filed a Form 8-K with the Commission reporting the voting results for the 2015 Annual Meeting, attached hereto as Exhibit F, noting that "neither the proponent nor any authorized representative of the proponent attended the Annual Meeting and, as a result, the proposal was not properly presented at the Annual Meeting."

The Staff has consistently allowed the exclusion of proposals under Rule 14a-8(h)(3) where the proponent or a qualified representative of the proponent failed, without good cause, to appear and present the shareholder proposal. See *Expeditors International of Washington,*

Inc. (available January 20, 2016)("Expeditor's"); *McDonald's Corporation* (available March 3, 2015) ("McDonald's"); *Dana Holdings Corporation* (available December 12, 2013); and *E.J du Pont de Nemours and Co.* (available February 16, 2010). Moreover, the Staff has consistently permitted exclusion of a shareholder proposal under Rule 14a-8(h)(3) where the company tabulated the vote on a shareholder proposal submitted by a proponent at either of the previous two years' annual meetings, even though the proponent or a qualified representative failed to appear and present the proposal. See, e.g., *Expeditor's; McDonald's; Providence and Worcester Railroad Company* (available January 17, 2013); and *Medco Health Solutions, Inc.* (available December 3, 2009).

Conclusion

To date, the Proponent has not shown good cause as to why the 2015 Proposal was not properly presented by him or his qualified representative. For this reason, as well as the supporting facts set forth above, the Company believes that the 2017 Proposal is excludable pursuant to Proxy Rule 14a-8(h)(3) from the 2017 Proxy Materials because neither the Proponent nor the Proponent's qualified representative presented the 2015 Proposal at the 2015 Annual Meeting. The Company respectfully requests that the Staff concur with the Company's view on this basis. Because the Company plans to file a definitive proxy statement on or about March 9, 2017, we would appreciate resolution of this matter prior to this date.

Should the Staff disagree with our conclusions regarding the exclusion of the 2017 Proposal, or should the Staff desire any additional information in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the Staff's issuance of its response. Should the Staff have any questions regarding this request, please do not hesitate to contact the undersigned at (212) 309-1174 or Tim Kraepel at (313) 235-8460.

Sincerely,

Dee Ann Dorsey

cc: John Chevedden
Tim Kraepel

EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Ms. Lisa A. Muschong
Corporate Secretary
DTE Energy Company (DTE)
One Energy Plaza
Detroit, MI 48226-1279
PH: 313-235-4000
FX: 313-235-6743
FX: 313-235-8871

Dear Ms. Muschong,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

November 13, 2016
Date

cc: Timothy E. Kraepel <kraepelt@dteenergy.com>
Director-Legal (Securities, Finance & Governance)
Karen L. Bradley <bradleyk@dteenergy.com>

[DTE – Rule 14a-8 Proposal, November 13, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Independent Board Chairman

Shareholders request our Board of Directors to adopt as policy, and amend our governing documents as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it does not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. This proposal requests that all the necessary steps be taken to accomplish the above.

Caterpillar opposed a shareholder proposal for an independent board chairman at its June 2016 annual meeting and then reversed itself by naming an independent board chairman in October 2016. Wells Fargo also reversed itself and named an independent board chairman in October 2016.

According to Institutional Shareholder Services 53% of the Standard & Poors 1,500 firms separate these 2 positions – "2015 Board Practices," April 12, 2015. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management. By setting agendas, priorities and procedures, the Chairman is critical in shaping the work of the Board.

A board of directors is less likely to provide rigorous independent oversight of management if the Chairman is also the CEO, as is the case with our Company. Having a board chairman who is independent of management is a practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.

According to the Millstein Center for Corporate Governance and Performance (Yale School of Management), "The independent chair curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board."

A number of institutional investors said that a strong, objective board leader can best provide the necessary oversight of management. Thus, the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a company's board should be chaired by an independent director, as does the Council of Institutional Investors. An independent director serving as chairman can help ensure the functioning of an effective board.

Please vote to enhance shareholder value:

Independent Board Chairman – Proposal [4]

[The line above is for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

EXHIBIT B

PROPOSAL NO. 8
SHAREHOLDER PROPOSAL
INDEPENDENT BOARD CHAIRMAN

The Company expects the following shareholder proposal to be presented for consideration at the annual meeting by John Chevedden of ***FISMA & OMB Memorandum M-07-16*** who beneficially owned not less than 50 shares of the Company's common stock as of October 22, 2014. The proposal, along with the supporting statement, is included below.

Resolved: Shareholders request that the Board of Directors adopt a policy that the Chair of the Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

This topic is of additional importance for DTE because our Lead Director, Lillian Bauder, had 28-years long tenure. GMI Ratings, an independent investment research firm, said a long-tenured director can form relationships that may compromise the director's independence and therefore hinder the ability to provide effective oversight. Additionally 3 more of our directors had long tenure of 11 to 15 years: Charles Pryor, Gail McGovern and Josue Robles. And these directors held 5 of the 11 seats on our key board committees - further extending their influence.

An added incentive to vote for this proposal is our Company's clearly improvable corporate governance as reported in 2014:

GMI Ratings, an independent investment research firm, reported $10 million in 2013 Total Realized Pay for Gerard Anderson. Mr. Anderson's annual incentives did not rise or fall in line with annual performance. Unvested equity pay would not lapse upon CEO termination.

Ruth Shaw again chaired our executive pay committee and received our highest negative votes. Charles McClure, on our audit committee, was negatively flagged by GMI due to his involvement with the Intermet board when it went bankrupt. GMI said DTE's C02 intensity ratio was significantly higher than its sector peers.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

EXHIBIT C

From: John Chevedden ***FISMA & OMB Memorandum M-07-16***
To: "Timothy E. Kraepel" <kraepelt@dteenergy.com>
Cc: "Karen L. Bradley" <bradleyk@dteenergy.com>

Date: Wednesday, May 06, 2015 05:15PM
Subject: Annual Meeting (DTE)

History: This message has been replied to and forwarded.

Dear Mr. Kraepel,
Please see the attached letter regarding the annual meeting.
Please confirm receipt of this letter.
Sincerely,
John Chevedden

Attachments:

CCE06052015_6.pdf

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Timothy E. Kraepel
Director-Legal (Securities, Finance & Governance)
DTE Energy Company (DTE)
One Energy Plaza
Detroit, MI 48226-1279
PH: 313-235-4000
FX: 313-235-6743
FX: 313-235-8871

Dear Mr. Kraepel,

In looking forward to a good annual meeting this is to authorize Ms. Mia Cheney to present the rule 14a-8 proposal. Please forward this information to the Chairman of the meeting and to the Chairman of the Corporate Governance Committee.

This is to respectfully request that the company exercise its fiduciary duty to shareholders and extend every courtesy to facilitate this shareholder presentation. Also for the company to advise and alert me immediately by email and telephone if the company has any question on this message or perceived further requirement.

Thank you and all the best for a good meeting.

Sincerely,

John Chevedden

May 6, 2015
Date

cc: Karen L. Bradley <bradleyk@dteenergy.com>

EXHIBIT D

From: Timothy E Kraepel/Employees/dteenergy
To: "John Chevedden" ***FISMA & OMB Memorandum M-07-16***
Cc: Karen L Bradley/Employees/dteenergy@dteenergy

Date: Wednesday, May 06, 2015 05:33PM
Subject: Re: Annual Meeting (DTE)

Mr. Chevedden: I confirm receipt of your letter. Thanks, Tim K.

Sent from my iPhone

> On May 6, 2015, at 5:15 PM, John Chevedden ***FISMA & OMB Memorandum M-07-16*** wrote:
>
> Dear Mr. Kraepel,
> Please see the attached letter regarding the annual meeting.
> Please confirm receipt of this letter.
> Sincerely,
> John Chevedden
>
> <CCE06052015_6.pdf>

EXHIBIT E

To: ***FISMA & OMB Memorandum M-07-16***
From: Timothy E Kraepel/Employees/dteenergy
Date: 05/08/2015 02:48PM
Subject: Re: May 7th (DTE)

Mr. Chevedden: As you probably are aware, your authorized representative to attend DTE's annual meeting, Ms. Mia Cheney, did not attend DTE's annual meeting yesterday and therefore did not present your Rule 14a-8 proposal. As a courtesy to the shareholders who were present at the annual meeting, the corporate secretary for DTE did report the results on the proposal at the conclusion of the meeting and those results will also appear in the Form 8-K that we will file related to the annual meeting early next week, notwithstanding the fact that the proposal was not properly presented. Sincerely, Tim Kraepel.

----- ***FISMA & OMB Memorandum M-07-16*** wrote: -----

To: "Timothy E. Kraepel" <kraepelt@dteenergy.com>
From: ***FISMA & OMB Memorandum M-07-16***
Date: 04/15/2015 11:13AM
Subject: May 7th (DTE)

Mr. Kraepel,
Thank you for the information on the annual meeting.
I will advise the name of the person moving the proposal closer to the date of the meeting.
Sincerely,
John Chevedden

EXHIBIT F

8-K 1 a8-kdteenergyannualmeeting.htm 8-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 7, 2015

Commission File Number	Exact Name of Registrant as Specified in its Charter, State of Incorporation, Address of Principal Executive Offices and Telephone Number	IRS Employer Identification No.
1-11607	DTE Energy Company (a Michigan corporation) One Energy Plaza Detroit, Michigan 48226-1279 313-235-4000	38-3217752

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 . Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(a) Effective with the May 7, 2015 Annual Meeting of Shareholders (the Annual Meeting), Lillian Bauder, a member of the Board of Directors (the Board) of DTE Energy Company (the Company), retired from the Board. Dr. Bauder reached the Board's mandatory retirement age during her most recent term.

(b) At the Annual Meeting, the shareholders of the Company approved a proposal to adopt a new executive performance plan (Executive Performance Plan). A description of the Executive Performance Plan can be found in the Company's definitive proxy statement filed with the Securities and Exchange Commission on March 12, 2015 (the Proxy) in "Proposal No. 4 - Management Proposal - Executive Performance Plan," which is incorporated herein by reference. This description is qualified in its entirety by reference to the Executive Performance Plan attached to the Proxy as Exhibit A.

Item 5.07. Submission of Matters to a Vote of Security Holders.

(a) The Annual Meeting was held on May 7, 2015.

(b) At the Annual Meeting:

(i) The director nominees named in the Proxy were all elected to the Board as follows: Gerard M. Anderson, David A. Brandon, W. Frank Fountain, Jr., Charles G. McClure, Jr., Gail J. McGovern, Mark A. Murray, James B. Nicholson, Charles W. Pryor, Jr., Josue Robles, Jr., Ruth G. Shaw, David A. Thomas and James H. Vandenberghe were each elected to serve as a director of the Company for a one-year term expiring in 2016, with the votes shown:

	Total Votes For Each Director	Total Votes Withheld From Each Director	Broker Non-Votes
Gerard M. Anderson	118,432,777.326	7,756,192.725	22,661,746
David A. Brandon	124,312,932.814	1,876,037.237	22,661,746
W. Frank Fountain, Jr.	124,277,239.483	1,911,730.568	22,661,746
Charles G. McClure, Jr.	124,644,034.607	1,544,935.444	22,661,746
Gail J. McGovern	123,935,780.822	2,253,189.229	22,661,746
Mark A. Murray	124,632,534.604	1,556,435.447	22,661,746
James B. Nicholson	124,217,352.639	1,971,617.412	22,661,746
Charles W. Pryor, Jr.	124,264,602.407	1,924,367.644	22,661,746

Josue Robles, Jr.	123,724,475.137	2,464,494.914	22,661,746
Ruth G. Shaw	121,254,522.300	4,934,447.751	22,661,746
David A. Thomas	124,639,526.684	1,549,443.367	22,661,746
James H. Vandenberghe	124,576,566.973	1,612,403.078	22,661,746

(ii) Shareholders ratified the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year 2015, with the votes shown:

For	Against	Abstentions	Broker Non-Votes
146,448,831.190	1,418,315.076	983,569.785	—

(iii) Shareholders approved, on an advisory basis, the overall executive compensation paid to the Company's named executive officers as more fully described in the Proxy, with the votes shown:

For	Against	Abstentions	Broker Non-Votes
108,894,032.934	15,861,700.728	1,432,299.389	22,662,683

(iv) Shareholders approved the Executive Performance Plan as more fully described in the Proxy, with the votes shown:

For	Against	Abstentions	Broker Non-Votes
112,616,847.948	12,233,461.819	1,337,723.284	22,662,683

(v) Shareholders did not approve the shareholder proposal relating to political contributions disclosure as more fully describe in the Proxy, with the votes shown.

For	Against	Abstentions	Broker Non-Votes
40,105,151.145	82,788,317.098	3,294,901.808	22,662,346

(vi) Shareholders approved the shareholder proposal relating to proxy access as more fully described in the Proxy with the votes shown:

For	Against	Abstentions	Broker Non-Votes
76,842,406.161	47,738,201.927	1,607,071.963	22,663,036

(vii) Shareholders did not approve the shareholder proposal relating to distributed generation as more fully described in the Proxy, with the votes shown:

For	Against	Abstentions	Broker Non-Votes
33,455,053.800	88,137,463.996	4,595,515.255	22,662,683

(viii) With respect to the shareholder proposal regarding an independent board chairman (as more fully described in the Proxy), neither the proponent nor any authorized representative of the proponent attended the Annual Meeting and, as a result, the proposal was not properly presented at the Annual Meeting. If the proposal had been properly presented, the proposal would have received the following votes:

For	Against	Abstentions	Broker Non-Votes
52,458,421.520	72,111,771.944	1,618,176.587	22,662,346

9.01. Financial Statements and Exhibits.

(d) Exhibits

99.1	The section entitled "Proposal No. 4 - Management Proposal - Executive Performance Plan" appearing on pages 35-36 of the DTE Energy Company Definitive Proxy Statement filed with the Securities and Exchange Commission on March 12, 2015 is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 12, 2015

DTE ENERGY COMPANY
(Registrant)

/s/LISA A. MUSCHONG
Lisa A. Muschong
Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description
99.1	The section entitled "Proposal No. 4 - Management Proposal - Executive Performance Plan" appearing on pages 35-36 of the DTE Energy Company Definitive Proxy Statement filed with the Securities and Exchange Commission on March 12, 2015 is incorporated by reference herein.